FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

☐ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities
Exchange Act of 1934, Section 17(a) of the
Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company
Act of 1940

1. Name and Address of Reporting Person* Marks Bennett	2. Issuer Name and Ticker or Trading Symbol RailAmerica, Inc. (NYSE:RRA)		6. Relationship of Reporting Person to Issuer (Check all applicable)

(Last) (First) (Middle) RailAmerica, Inc. 5300 Broken Sound Boulevard, N.W.	3. IRS or Social Security Number of Reporting Pension (Voluntary)	4. Statement for Month/Year August 2002	☐ Director ☒ Officer (give title below) Senior Vice President and Chief Financial Officer	☐ 10% Owner ☐ Other (specify below)
(Street)		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check applicable line)
☒ Form filed by one Reporting Person
Boca Raton Florida 33487			☐ Form filed by more than one Reporting Person
(City) (State) (Zip)

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				(Instr. 3, 4 and 5)
		Code	V	Amount	(A) or (D)	Price
Common Stock, par value $.001 per share	8-6-02	P	V	1,000	A	$8.95	2,337(1)	D

(1)   Includes 337 shares acquired under the RailAmerica, Inc. 1995 Employee Stock Purchase Plan.
(Print or Type Response)

FORM 4 (continued)
Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transac- tion Date (Month/ Day/Year)	4. Transac- tion Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expira- tion Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
							Date Exercis- able	Expira- tion Date	Title	Amount or Number of Shares
			Code	V	(A)	(D)
1998 Executive Incentive Compensation Plan Options (right to buy)	$6.00	—	—	—	—	—	8-30-00 (1)	8-30-10	Common Stock, $.001 par value	50,000		35,000	D
1998 Executive Incentive Compensation Plan Options (right to buy)	$12.01	—	—	—	—	—	6-22-01 (2)	6-22-11	Common Stock, $.001 par value	30,000		30,000	D
1998 Executive Incentive Compensation Plan Options (right to buy)	$10.20	—	—	—	—	—	6-20-02 (3)	6-20-12	Common Stock, $.001 par value	100,000		100,000	D
  Explanation of Responses:

(1)	Thirty-three and one-third percent (33 1/3%) of such options became exercisable on each of August 30, 2000 and August 30, 2001 and thirty-three and one-third percent (33 1/3%) of such options will become exercisable on August 30, 2002.
(2)	Thirty-three and one-third percent (33 1/3%) of such options became exercisable on each of June 22, 2001 and June 22, 2002 and thirty-three and one-third percent (33 1/3%) of such options will become exercisable on June 22, 2003.
(3)	Thirty-three and one-third percent (33 1/3%) of such options became exercisable on each of June 20, 2002 and thirty-three one-third percent (33-1/3%) of such options will become exercisable on each of June 20, 2003 and June 20, 2004.

/s/ Bennett Marks	August 7, 2002

**Signature of Reporting Person Bennett Marks	Date

    **  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note:  File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.